Exhibit (a)(5)(B)

The following is an edited transcript of the corporate update conference call held at 8:30 a.m., New York City time, on June 7, 2018, by Altaba Inc. The following does not purport to be a complete or error-free statement or summary of the conference call.

THOMSON REUTERS STREETEVENTS EDITED TRANSCRIPT AABA—Altaba Inc Corporate Call to Discuss Shares Exchange Operation EVENT DATE/TIME: JUNE 07, 2018 / 12:30PM GMT
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JUNE 07, 2018 / 12:30PM, AABA—Altaba Inc Corporate Call to Discuss Shares Exchange OperationCORPORATE PARTICIPANTS Alan Oshiki Thomas J. McInerney Altaba Inc.—CEO & Director CONFERENCE CALL PARTICIPANTS Jason Stuart Helfstein Oppenheimer & Co. Inc., Research Division—MD and Senior Internet Analyst Stephen John Errico Locust Wood Capital Advisers, LLC—Founder, Portfolio Manager, and Managing Member Tom Haddad PRESENTATION Operator Good day, and welcome to the Altaba Strategic Update Conference Call. (Operator Instructions) Please note, this event is being recorded. I would now like to turn the conference over to Alan Oshiki, Investor Relations. Please go ahead. Alan Oshiki Thank you, operator, and good morning, everyone. Welcome to the Altaba Corporate Update Conference Call. Joining us this morning from Altaba are CEO, Tom McInerney; CFO, Alexi Wellman; and General Counsel, Art Chong. Before we begin, I want to remind everyone that this conference call and webcast may contain forward-looking statements concerning Altaba’s future financial or business performance, strategies or expectations. Risks and uncertainties may cause the actual results to differ materially from the results predicted. Information about potential factors that could affect Altaba’s business and financial results are contained in its filings with the U.S. Securities and Exchange Commission. All information set forth in this call is as of Thursday, June 7, 2018. Altaba does not intend and undertakes no duty to update this information to reflect subsequent events or circumstances. After our prepared remarks, we’re going to open the call for questions and for those of you who prefer not to ask questions while in audio, please feel free to e-mail them to the address general@altaba.com. I’ll now turn the call over to Tom McInerney. Tom? Thomas J. McInerney—Altaba Inc.—CEO & Director Thank you, Alan, and good morning, everyone, and thanks for joining us, especially on short notice. There is a lot of detail on our filed documents. So I’ll only make some very brief remark and then as Alan said, we’ll open it up to questions. We’re very pleased to announce this morning a significant transaction designed to increase shareholder value and narrow the discount to adjusted NAV at which our stock trades. Today, we are launching a tender offer to parties up to 195 million Altaba shares or approximately 24% of our total shares outstanding in return for Altaba ADSs plus cash. Specifically, for each Altaba share tendered and accepted, we will exchange 0.35 ADSs of Alibaba plus an amount in cash equal to 0.05x the Alibaba reference price, which will be determined 2 trading days prior to the expiration of the offer.
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JUNE 07, 2018 / 12:30PM, AABA - Altaba Inc Corporate Call to Discuss Shares Exchange Operation

Using yesterday's closing prices for Alibaba and Altaba, this equates to a 3.8% premium to Altaba's stock price and a 23.7% discount to our adjusted NAV or about 2.8 percentage points better than where we closed yesterday.

We intend to sell Alibaba shares during and immediately following the offer period to cover the anticipated cash portion of the purchase consideration and the anticipated tax payments due from this transaction as well as the share sales. And just to clarify, note here, anytime I use the term share is in the context of Alibaba, I'm referring to ADSs. This would equate to a share sale number in the low 30s million, but it is a condition to close that we sell only 10 million shares, which approximately corresponds to the amount needed to fund the cash portion of the tender. These sales will be in the open market and/or via private dispositions, and we will have discretion over both the actual amount of sales and the timing thereof.

In addition to the minimum share sale condition, there are a number of other closing conditions to the offer, which are detailed in the document, but I'll point out specifically that it's conditioned upon the receipt of an exemptive order from the SEC. This is required because we're a registered investment company and need relief from a 1940 Act rule to permit affiliates of the fund, which includes for this purpose, 5% holders to participate in the offer. There is precedence for this type of order. And based on preliminary conversations with the SEC staff, we are optimistic we'll receive it but of course, that's not guaranteed nor is the timing.

Unless extended, due to one or more conditions not having being met or waived or for other reasons, the offer expires at 11:59 p.m. on July 11. That's the what. Now sort of why.

After a significant review and analysis, including with outside advisers, we chartered this course because it represents the opportunity to return a significant amount of capital to participating shareholders in a reasonably short period of time, faster than any other alterative. It also gives shareholders choice, those that want to take some capital off the table at a premium to where we've been trading, will have that opportunity. Those that want to stay invested, will have that opportunity. In essence, aligning risk and reward. And it's not binary, shareholders can do a bit of both. It is expected to be accretive to NAV and shareholder value.

As a taxable transaction, it gives us the opportunity to commence discussions, hopefully, accelerating resolution of a number of open issues with various taxing authorities. And finally and importantly, it allows for full flexibility going forward. Essentially, all options are on the table, including additional exchange offers or tender offers, the sale of Yahoo Japan and/or Alibaba stock, share buybacks and the adoption of a plan of liquidation and dissolution.

Potential to our work over the past few months and our continuing work going forward is liability resolution. Regardless of the specific actions we take, if -- and I say if because you have to be clear that no determination has been made in this regard. But if we ultimately decide to liquidate the fund then resolution of actual and contingent liabilities is mandatory under Delaware law. Without getting into tremendous detail at this time, we will be approaching each of the relevant taxing authorities shortly with the goal of clarifying open issues, methodologies, et cetera.

As I stated a month ago -- sorry, a moment ago, one of the key benefits of this transaction is it allows us to seek at least some degree of clarity with the relevant parties in the context of an actual transaction as opposed to hypothetical one. And by taking this action in the context of a transaction involving about 20% of our assets as opposed to the substantial majority, we may learn something that informs our action is going forward.

That said, I want to be clear about a couple of things. First, these tax processes can take a long time. They move with the pace of the relevant taxing authorities, practices and procedures, not at our pace. And it may take upwards of a year or longer to get resolution.

In fact, there is no guarantee any discussion reach the resolution faster than filing our return in the ordinary course. Second, I'm categorically not saying that the termination of our next steps and distribution of additional capital is contingent on resolution of these processes. But it will be necessary to resolve these issues, if we ultimately decide to fully liquidate the fund. And we think that commencing that dialogue now in the context of an actual transaction and potentially accelerating resolution, while learning some things along the way can only help us.

Finally, let me comment just a bit more directly on the choice of launching this transaction versus adopting today a plan of liquidation as a solution or taking any of the other actions we've been considering. The principal drivers of the decision are factors I've already discussed; speed of initial

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JUNE 07, 2018 / 12:30PM, AABA - Altaba Inc Corporate Call to Discuss Shares Exchange Operation

distribution, anticipated accretion, maintaining flexibility for all value enhancing options and commencing discussions with taxing authorities in the context of an actual transaction, but I'll mention a few additional considerations.

First, I'm sure it will be pointed out that we may be forgoing some opportunity to claim a blockage discount. While we still have the opportunity to do so on this transaction and possible future transactions, it's true that the size of future distributions is potentially smaller and that could mitigate the block of discounts achievable down the right. And while that's true, we believe that the accretion opportunity from this transaction outweighs any foregone blockage opportunity on a risk-adjusted, time-adjusted basis. In fact, I don't think it's that close, especially when you factor in that any larger distribution would also entail a proportionately larger share sale to cover taxes and that in itself creates leakage possibilities from very large capital markets transactions.

In fact, those leakage possibilities would be a potentially higher probability and would definitely be realized more quickly than the blockage discount opportunity, i.e. by trying to maximize the single distribution size, you virtually guarantee some of the costs immediately in pursuit of the possibility of return later.

Second, focusing for the moment on the liquidation and dissolution alterative as it relates to the timing of possible future distributions, we think the process and timing of the possible liquidation path for the fund is uncertain given the nature of our liabilities, tax and otherwise and generally, unique circumstance. So it is far from obvious or certain that going immediately down a liquidation, dissolution path would result in faster aggregate distributions on a time weighted basis. In fact, the opposite may be true, given that we're able to make this partial but meaningful capital return reasonably quickly.

Finally, it's possible that I'll presumably reduce market capitalization after this transaction could have benefits in a variety of ways, including reducing the amount of net capital deployed against our stock to support reduced trading discount levels and to work through the introduction of additional strategic transaction possibilities.

Before turning to Q&A, let me explain just a minute on our Yahoo Japan stake. We indicated in February that we intended to commence open market sales in April when we would realize the benefit of the stepped up base which is resulting from a tax reform act and in fact, we did.

From mid-April through yesterday, we sold 36 million shares for proceeds of $134 million. In order to wait into it and learn a bit, we still trade at a generally conservative base relative to market volumes over that period. So I would caution people against taking this level of activity and extrapolating it as they'd be -- they actual path or pacing going forward. The Japanese equity markets appeared to be quite interested in this name. There is reason to believe that trading volumes will increase over time, and we will have opportunity to be more aggressive over time. That said, we are price-sensitive to a degree and will be prudent in our approach. The broader strategic path we are on gives us a great deal of flexibility with respect to our Yahoo Japan holdings.

The same philosophy applies to potentially larger scale transactions involving these holdings beyond simply selling into the market. We're open to the possibility, but it is not a must have. If the stars line up, and we have a faster solution on an economic basis that make sense for us, then great. If not, we'll stay the course. And roughly 7% of our assets, whether we monetize over 6-months, a year or 3 years, will make very little difference to the ultimate weighted average capital return pacing of the overall fund.

In closing, let me just thank all of you for your interest, your ideas, your questions and your patience as we studiously evaluated our options over the past few months. As most of you have heard me say before, this is a complicated situation involving many issues that haven't been faced before. But we feel very good about the process that landed us on the transaction announced today. And at the same time, we're highly focused on what comes next. For a host of reasons, it would be counter to your interested to predetermine anything. What is in your interest is that we conclude this transaction, read the results, assess the market, take in additional input from you all, taxing authorities and other sources, and quickly but prudently determine next steps.

With that, we'll turn it to questions. Before asking the operator for instructions, we'll also remind you that you can submit questions to general@altaba.com. Andrew?

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JUNE 07, 2018 / 12:30PM, AABA—Altaba Inc Corporate Call to Discuss Shares Exchange Operation QUESTIONS AND ANSWERS Operator (Operator Instructions) The first question comes from Jason Helfstein of Oppenheimer. Jason Stuart Helfstein—Oppenheimer & Co. Inc., Research Division—MD and Senior Internet Analyst So first — so obviously, you’re going to fund that the tax liability for Altaba out of the (inaudible). Now what’s the right way to think about tax impact on shareholders, with respect to the Alibaba shares they receive? And then secondarily, can you just review are there — what are the limits that you face with selling out of Japan in the open market price discretion? Thomas J. McInerney—Altaba Inc.—CEO & Director Hi, Jason. Good morning. Let me see if I got those questions right. So the first question, in terms of taxation for shareholders, the big giant caveat in bold is people will have to obviously consult their own advisers. We can’t give shareholders individual tax advice. There is a detailed section in the Offer to Purchase of tax considerations both from the company’s perspective and shareholder’ perspective and so we encourage everybody to read that. I will say, in general, this would be a taxable transaction to shareholders that participate. And if their — it’s designed so people should be able to achieve capital gains treatment or as opposed to dividend treatment. I know there are certain considerations for offshore holdings and things like that, but there is a number of features of the particular transaction that ought to allow people to participate and get capital (inaudible) transaction, but it will be a taxable transaction at both the corporate level and the shareholder level. I think your second question was restrictions on our ability to sell Alibaba. We have a registration rights agreement, which is public and has a number of details in there. But as it pertains to this particular situation, our plan is, as I indicated, to sell up to an amount of shares that would be necessary to cover the anticipated taxes as well as the cash portion of the tender. If you do that math, that gets you in the low 30s of millions of dollars, 30, million, 32 million something like that of shares — I’m sorry, Alibaba shares. And our plan would be to sell those into the market for in private transactions, but we think we have all the tools we need under the agreement and the laws, et cetera, to be able to sell those shares efficiently to generate big cash we need. Jason Stuart Helfstein—Oppenheimer & Co. Inc., Research Division—MD and Senior Internet Analyst And then just on Yahoo Japan, just remind us any limitations, the ability to sell in the open market at that price? Thomas J. McInerney—Altaba Inc.—CEO & Director The only — on Yahoo Japan, we have the ability to sell in the open market subject to a right of first refusal on behalf of Softbank. Beyond that, there is. Operator (Operator Instructions) It appears that we have no further audio — excuse me, just one moment as we check the queue. And we have a question from Angelo Liberatore from Crédit Suisse.

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JUNE 07, 2018 / 12:30PM, AABA - Altaba Inc Corporate Call to Discuss Shares Exchange Operation

Tom Haddad

Hi, this is Tom Haddad on for Angelo. Can you just walk through the math of how you calculate the tax at the corporate level? As you said, about low 30s shares of Alibaba shares being sold for taxes. That's about $7 billion worth of sales. About $2 billion of that goes to the cash consideration. So that leaves about a $5 billion liability on our math. Is that correct?

Thomas J. McInerney - *Altaba Inc. - CEO & Director*

I think the math I have and then may be depending which share price you're using or what would be based using yesterday's, would be around $6.7 billion total sale. Again, that's a directional indication. That is not a commitment, it's not a guarantee. We've indicated in an intent to sell up to that amount. And of that, a little over $2 billion will be the cash in the tender. So you would be down to, call it, 4.5-ish for taxes. And the math is pretty simple and It's entirely consistent with what in our published NAV.

So we're assuming a 21% federal rate and a 1.8% rounding combined state and local tax rate that's net of the federal credit all over our basis allocated, obviously, to the portion we are selling here. And our basis in BABA is a little over $4 billion. So if you do that math and you look at the value of what's been exchanged or sold, all of that is taxable, take the pro-rata basis over the [4.2] number and then multiply it by that effective tax rate, that should get you there.

Okay let's take a question. We have a question from e-mail that I'll read. And then, respond to it. First question is, have you entered into any agreements to forward sell the Alibaba shares? The answer to that is no or we would have had to and would have disclosed that.

Second question is, how was the premium set at 3.8%? This is an art, not a science. We approach this in a sense of a buy back. We're using the Alibaba currency plus a little bit of cash to buyback our own shares. And we made the judgment, obviously with advice that it would take a premium to where we were currently trading to get in a certain amount of shares. Nobody ever knows exactly what that will be and particularly in this situation, there is not a precedent you can look at. We felt that this was a meaningful. While 3.8% sounds like a low number, you'll all recognize that, that's not our absolute share price as a percentage of kind of our opportunity that we are focused on all the time, which is the range between where we're trading on a discount basis to what might ultimately be achievable. It's a much more meaningful premium. It's a double-digit kind of percentage of that opportunity, if you will.

So it felt like it that was a level, again, in the context of art, not science. We felt like that was a level that would be both meaningful enough to encourage people to participate. So we think that's in our corporate interest. But obviously, it still leaves a lot on the table, which will benefit shareholders that do not participate.

I got another question here about will it be return of capital or dividend from the prospective of non-U.S. shareholder? I answered that a bit, but let me kind of elaborate that on -- for a second. So in general, and again, caveat is by read the disclosure and kind of consult your own advisers, but in general, the rules provided that if it -- your percentage owned if you're a non-U.S. shareholder, if you're percentage ownership goes down, then its a return of capital even by a snitch. And so there is a number of ways we thought about that. Obviously, we're not privy to everybody's facts and circumstances. We're not even privy to where every shareholder owns their share is it in onshore fund and offshore fund, does he have the ability to move our shares from one fund to the other, et cetera, et cetera. So you can't perfectly optimize any of that. All we can do is be mindful of the issue. And the way we thought about it is few fold. One is, obviously people anybody that management, including yours truly is not going to tender anything. So you know you'll have at least 1 shareholder not participating. So if you tender all of your shares, by definition, your shareholding has to go down, even if it is buying just a snitch and so that's safe.

We also -- you have the ability pursuant to the terms of the offer to tender shares conditioned on a minimum amount being accepted. So you can put in a conditional tender and the details on that in the document. We're also aware that a number of shareholders have the ability to, as I said or earlier, may have the ability to move shares from one place to another offshore funds and onshore funds, that' a bit of self help. And then finally, there is in the tax code, a self-help principle that basically says if your shareholding is still down, as part of this transaction inclusive of shares you may sell as part of the plan, so you can -- it's not just this transaction, but you can bundle it with something else. Again, caveat, I'm not in a position where I can't or should give passive advice to shareholders. But we think there's another -- a number of mechanisms here that will enable non-U.S.

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JUNE 07, 2018 / 12:30PM, AABA - Altaba Inc Corporate Call to Discuss Shares Exchange Operation

shareholders to participate. We've also pulled out of the offer and it gets a bit technical. We pulled out a feature that is sometimes, see, which is called guaranteed delivery, which is a mechanism for making sure the shares are at the end. We did that to ensure that there is less likely to be movement in the proration factor from the preliminary to the final. Just another little tool to help facilitate participation.

Andrew, any other questions on the voice. And if not we can go back and take a couple more from the e-mail.

Operator

Yes. We do have a question from Adam Forsted of Locust Wood Capital.

Stephen John Errico - *Locust Wood Capital Advisers, LLC - Founder, Portfolio Manager, and Managing Member*

This is Steve Errico for Adam. Thanks for this update. Does this transaction facilitate or change in anyway any possible discussions you might have with Alibaba going forward?

Thomas J. McInerney - *Altaba Inc. - CEO & Director*

I mean, I can't speak to what's in their mind, but we can -- we're here and the answer is generally, no, if I understand the question right.

We have one question from e-mail. I'll jump this in. You have a minimum of 10 million shares as a condition to the offer, however, if the tenders for 195 million shares and the cash value is 0.05 that only worked out to 9.75. Doesn't that mean you'll miss the 10 million number?

The answer is that we just around. So 10 million is the condition, even though the exact amount of cash pursuant to that cash piece that will go out may be a fraction less than that, we just rounded to the 10 million condition and then our intent, as we indicated in the document is actually to sell more than the 10 million. So it's not -- that's not -- we'll not prevent anything or prevent us from close. The condition is 10 million of which the vast majority of that piece, and it was sized to be coincident with the amount of cash in the tender, but the intent is to sell more. Andrew, do you have anybody queued up questions?

Operator

Not at this time, sir.

Thomas J. McInerney - *Altaba Inc. - CEO & Director*

Okay. Why don't we do a couple of more from e-mail and then we'll all let you get to your day.

Next question, can you clarify, whether it's possible to do a similar tender transaction with the YJ stake or a spinoff without Softbank consent? Generally, the answer to that is no, for a variety of reasons. The joint venture agreement we have with Softbank would require consent of those sorts of transactions. I will also note Yahoo Japan, not just consent because Yahoo Japan is not an SEC registrant, Alibaba is. And so that facilitates this sort of transaction, which would be much more complicated. Its not simply a matter of Softbank giving me consent, but you would need YJ Cooperation to facilitate that pursuant to an SEC process.

Next question, do you anticipate conducting more of these type of tender offers periodically going forward in order to continually reduce the Altaba shares outstanding?

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JUNE 07, 2018 / 12:30PM, AABA - Altaba Inc Corporate Call to Discuss Shares Exchange Operation

The answer is, it's on the list of possibilities. As I indicated in my script, ongoing opportunities include additional transactions such as this, sales of Alibaba shares and/or Yahoo Japan shares, which could result in cash coming in, which would then allow for you to cash tenders of our stock or open-market repurchases of our stock or adopting a plan of liquidation and dissolution.

There are also a number of other ideas that have been out there that we continue to look at. I call them more creative is one word for them, nothing like the level of development that would be appropriate to share. But we are open to any and all opportunities to try and drive shareholder value and continue to narrow the discount. An additional transaction like this would be one of those possibilities.

Next question. Are you planning to utilize the concept of blockage discount with regard to the taxable sale of Alibaba shares? If not, why not?

The answer is we think there is a blockage discount opportunity on the exchange portion. So the shares that will be used in the tender offer, the 0.35, if you will, is eligible and we will intend to pursue a blockage discount on the valuation of that. Shares we would sell in the market to fund taxes and the cash portion would not be available for blockage discount because we'll be doing cash sales transactions with those. The blockage concept would apply on the other transaction. I think that's it. If there is no further questions, Andrew?

Operator

And we do have a follow-up from Adam Forsted from Locust Wood Capital.

Stephen John Errico - *Locust Wood Capital Advisers, LLC - Founder, Portfolio Manager, and Managing Member*

Could you just provide a little incremental color on some of the contingent liabilities that are still outstanding? We know you settled some of them in the recent months, but what we're looking at, still out there? How do you see that going forward? And additionally, on some of other assets, may be progress on Excalibur portfolio and what kind of progress you've made there?

Thomas J. McInerney - *Altaba Inc. - CEO & Director*

Sure. So on the contingent liabilities, we've settled with the SEC, which people have seen. We have a settlement and may still be dotting i's and crossing t's, but on the shareholder suite, the single -- the open of that data breach related contingent liabilities is a DOJ investigation. I can't give you timing on that other than that's being out a generally moved in parallel timing wise to the SEC. And then, the class action, consumer class-action suit. That there is mediation scheduled for shortly in the next couple few months. And there is a scheduled file date for the fall, if mediation is not successful, for the fall of 2018. Obviously that could get moved. And there is always a possibility of selling them even it's not a mediation prior to trial, but that's a general pacing of that.

There is a handful of other litigation and kind of regulatory step, but those are the ones I point out. The biggest, when I talk about liability resolution, the largest things that are in a sense, a bit trickier to figure out some of the tax stuff because they are contingent on what transaction you do, when. And at each of the foreign IRS and state and local levels, there is some potentially -- some potential issues to be contemplated and discussed. So our plan is to open up discussions with all of the relevant taxing authorities, as I indicated in my remarks, having an actual transactions to do that is beneficial as opposed to going in on a hypothetical. We've done this. We have again, we wanted to discuss the following with you. I'm not going to get into the detail about that, a, it's complicated and it varies by taxing authority, but we think the sooner we can start with that the better. And those processes honestly, there is no way to say how long they'll take because they tend to move at the pacing and that's appropriate for them, not the pacing that's appropriate for us. And in each case, there may not be an early resolution passed. You may have to file a return in the ordinary course and then be subject to audit, et cetera, et cetera.

That said, as I said in my script, I want to be clear. I'm not saying -- we are categorically not saying no capital can be returned beyond what we're doing here until that's resolved. We're simply saying, starting that will help because all capital can't be returned until that's resolved. Let's get that emotion. We'll 's figure out what comes next, and we will pursue clarity there as much as we can.

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JUNE 07, 2018 / 12:30PM, AABA - Altaba Inc Corporate Call to Discuss Shares Exchange Operation

I'm going to do 1 or 2 other questions from e-mail and then we'll let you get back to your day.

One question we have is how should we think about the timing with respect to receiving the vast majority of NAV?

I think that's a tricky question to answer. As I said, I think, we will figure out what comes next after this transaction. It is clearly possible for additional capital in an amount to be determined by our board to be returned on top of this prior to all those liabilities being resolved. And by the way, the liabilities will be resolved not at once because you have differing taxing authorities. Our objective is to take off the table, if we can. We're not -- we're getting those dialogues not to fine-tune calculations or anything else, but take off the table big issues. That's the first priority. So that we can know that we're operating generally within the realm of what's being assumed in our financials. And the more we can do that, then the more capital can come back via whatever mechanism.

And so, we'll be doing more work on this. Will be doing more updating on this. But in general, I'd say, it's clear additional capital can come back after this transaction in a manner to be determined by our board. To answer the question and literally, which is when can this -- how do you think about the timing with respect to the vast majority of NAV, that's just a question we don't know the answer to today.

Why don't we make this the last question. How do you decide on the size of the tender? Was it based on tax considerations or conversations with shareholders such that you have confidence and full participation?

It was not based on conversations with shareholders other than ordinary course activities and obviously, you get a sense of what shareholders interests are. But certainly, no direct conversation about this transaction as that would have obviously inappropriate. And it's not driven by a tax considerations in any direct way. The principle determination of size was really one and, again, it relates to the price question or the premium question. It was really an optimization issue. We wanted to be this to be big enough to get significant assets in our shareholder hands and drive accretion, but also recognize that, that some shareholders may want to stay in if they perceive additional upside. And so, we want to be big enough to matter but recognizing that there might be a limit to how much participation there we would want to be. And obviously, it goes hand-in-hand with the premium. You're looking at the size and the premium and saying, what do we think is a transaction that works in a sense of can we fulfill at the pricing we indicated, and it was really a combination of those 2 things.

It's nice to start some of these tax dialogues. I said on a real transaction, but it's also nice to start on something that's not a substantial majority of our assets. So this is about, 20% roughly of our assets. And so it's nice to start that dialogue on 20% as opposed to a much higher number because again, we may learn something along the way.

There is a blockage discount opportunity, as I said earlier, on the exchange piece or the tender piece. I'm using those terms interchangeably. But it also preserves a larger presumably larger blockage opportunity on futures transactions. So if, I emphasize if, we went down the liquidation, dissolution path next, then you still have a very substantial block of stock that will be distributed via that transaction presumably and you got blockage there and you got blockage here, and is it slightly less than you'd have overall, perhaps, because you've kind of broken it up into 2 or more transactions. But as I said in the script, I think, that's the accretion benefits and other benefits of doing this clearly outweigh that. And the last piece of it was we really wanted to preserve the flexibility going forward. And for a variety of reasons, this size does that. We continue to all of the options.

So with that, I'll conclude. Thank you all for your continuing interest, your participation, your questions, and we look forward to speaking with you again.

Operator

The conference has now concluded. Thank you for attending today's presentation. You may now disconnect.

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JUNE 07, 2018 / 12:30PM, AABA—Altaba Inc Corporate Call to Discuss Shares Exchange Operation DISCLAIMER Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes. In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized. THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS. ©2018, Thomson Reuters. All Rights Reserved.

The discussion of the tender offer is for informational purposes only and is not a recommendation to buy or sell shares of Altaba Inc. (“Altaba” or the “Fund”) common stock, American Depositary Shares (“Alibaba ADSs”) of Alibaba Group Holding Limited or any other securities, and is neither an offer to purchase nor a solicitation of an offer to sell shares of Altaba common stock, Alibaba ADSs or any other securities. The Alibaba ADSs to be exchanged in the tender offer are being offered and exchanged pursuant to the exemption from registration under Section 4(a)(1) of the Securities Act of 1933, as amended. The tender offer is being made only pursuant to the Offer to Purchase, the related Letter of Transmittal, and other related materials mailed or otherwise delivered to stockholders. Stockholders should read those materials and the documents incorporated therein by reference carefully because they contain important information, including the terms and conditions of the tender offer. The Company has filed a Tender Offer Statement on Schedule TO (the “Schedule TO”) with the U.S. Securities and Exchange Commission (“SEC”). The Schedule TO, including the Offer to Purchase, the related Letter of Transmittal, any amendments or supplements to any of the foregoing and other related documents filed by Altaba with the SEC, are available to stockholders at no charge on the SEC’s website at www.sec.gov or from the information agent for the tender offer, Innisfree M&A Incorporated, toll free at (877) 750-9497. Stockholders are urged to read those materials carefully prior to making any decisions with respect to the tender offer.

Forward-Looking Statements

This communication contains “forward-looking statements,” including statements as to the amount, timing and manner of the tender offer, which reflect our current views with respect to, among other things, future events and financial performance. You can identify these forward-looking statements by the use of forward-looking words such as “outlook,” “believes,” “expects,” “potential,” “continues,” “may,” “will,” “should,” “seeks,” “approximately,” “predicts,” “intends,” “plans,” “estimates,” “anticipates” or the negative versions of those words or other comparable words. The inclusion of this forward-looking information should not be regarded as a representation by us or any other person that our future plans, estimates or expectations will be achieved. Such forward-looking statements are subject to risks and uncertainties and assumptions relating to our portfolio investments, operations, financial results, financial condition, business prospects, liquidity and planned transactions. Factors which could have a material adverse effect on our operations, future prospects and value of our shares include, but are not limited to:

•	the risk that Altaba may not be able to complete the tender offer and purchase the shares pursuant to the tender offer or otherwise;

•	the risk that Altaba may not be able to achieve the benefits contemplated by the tender offer;

•	the risk that Altaba may not be able to complete the sale of a portion of its Alibaba ADSs pursuant to sales in open market transactions and/or in private dispositions not executed or recorded on a public exchange or quotation service;

•	the possibility that the value of Altaba’s investment assets decline, including the equity securities of Alibaba it holds in its investment portfolio, and certain other investments;

•	the less liquid nature of certain investments;

•	risks with respect to the sufficiency of our available sources of liquidity to meet operating requirements;

•	risks with respect to the future outcome of legal proceedings in which we are involved;

•	the possibility of incurring certain tax liabilities, including certain state and foreign taxes, and the availability of a foreign tax credits with respect to Altaba’s federal income tax;

•	the possibility that a “blockage discount” may not be available for purposes of determining Altaba’s U.S. federal income tax liability on the exchange of Alibaba ADSs pursuant to the tender offer;

•	risks with respect to our contractual arrangements and relationships with third parties, including creditors and counterparties to certain call spread agreements imposing obligations on us that hinder our ability to effectuate Altaba’s objectives;

•	the possibility that Altaba will pursue other transactions or other actions, including continuing to sell shares of Yahoo Japan Corporation consistent with the Fund’s previously announced intent, additional exchange offers of Alibaba ADSs (with or without cash) for shares, additional sales of Alibaba ADSs for cash, additional repurchases of shares either through tender offers or open market purchases using the proceeds from sales of Alibaba ADSs and/or shares of Yahoo Japan Corporation, converting to an open end fund to permit redemptions of shares in-kind for Alibaba ADSs and adoption of a plan of liquidation and dissolution followed by one or more distributions of cash and/or other assets pursuant to such plan; and

•	Altaba’s intention to retain sufficient assets to be able to satisfy or provide for its contingent liabilities before making any additional distributions to stockholders.

These factors should not be construed as exhaustive and should be read in conjunction with the other cautionary statements that are included in the Offer to Purchase. We do not undertake any obligation to publicly update or review any forward-looking statement, whether as a result of new information, future developments or otherwise. The foregoing should be read in conjunction with the other cautionary statements that are included herein and elsewhere, including the risk factors described under the caption “Principal Risks” in our Form N-CSR for the fiscal year end December 31, 2017 filed with the SEC and other documents we file with or furnish to the SEC. Any forward-looking statements made in this press release are qualified by these cautionary statements, and there can be no assurance that the actual results or developments we anticipate will be realized or, even if substantially realized, that they will have the expected consequences to, or effects on, us or our business or operations.